Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

PROFIT WARNING

ANNOUNCEMENT ON ESTIMATED PROFIT DECREASE IN

THE FIRST QUARTER OF 2022

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”) pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors of the Company (the “Board”) and all the members of the Board warrant that there are no false representation, misleading statements or material omissions, and jointly and severally accept responsibilities for the truthfulness, accuracy and completeness of its contents.

Important Notice：

•

Under the China Accounting Standards for Business Enterprises, the Group expects that the net profit attributable to the equity shareholders of the Company in the first quarter of 2022 will decrease by approximately RMB 938 million to RMB983 million as compared with the same period of the previous year (statutory disclosure data), representing a year-on-year decrease of 80% to 84%.

•

Under the China Accounting Standards for Business Enterprises, the Group estimates that the net profit attributable to the equity shareholders of the Company after deducting non-recurring items in the first quarter of 2022 will decrease by approximately RMB893 million to RMB941 million as compared with the corresponding period of the previous year (statutory disclosure data), representing a year-on-year decrease of 77% to 81%.

1.	Estimated results of the Period

(1)	Period of estimated results: 1 January 2022 to 31 March 2022 (the “Period”).

(2)

Estimated results: based on preliminary estimates by the finance department of the Company, the Company and its subsidiaries (the “Group”) are expected to record a net profit attributable to equity shareholders of the Company of approximately RMB190 million to RMB235 million for the period ended 31 March 2022, representing a decrease of 80% to 84% over the corresponding period of the previous year (statutory disclosure data). Specific financial figures will be disclosed in the 2022 first quarterly report of the Company.

(3)

The Group estimates that the net profit attributable to the equity shareholders of the Group after deducting non-recurring items for the period ended 31 March 2022 will be approximately RMB217 million to RMB266 million, representing a decrease of 77% to 81% over the corresponding period of the previous year (statutory disclosure data). Specific financial figures will be disclosed in the 2022 first quarterly report of the Company.

(4)	The estimated results have not been reviewed or audited by certified public accountants.

2.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	1,173,484
Net profit attributable to the equity shareholders of the Company after deducting non-recurring items (RMB’000)	1,158,473
Earnings per share (RMB per share)	0.108

3.	Major reasons for estimated increase in the results for the Period

In the first quarter of 2022, the crude oil prices rose sharply and the consumption of the chemical products continued to slump. The increase of the price of the products did not match the price increase of the raw materials and thus the Company’s gross profit decreased.

4.	Risk Warning

The Company does not have any significant uncertainties that will affect the accuracy of the contents of the estimated results.

5.	Other information

The estimated figures above are based on preliminary assessment only. Specific and accurate financial figures will be disclosed in the 2022 first quarterly report to be officially published by the Company. Investors are advised to pay attention to the investment risk.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 11 April 2022

2